                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
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                                                   Expires:  December 31, 1997
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                                                   hours per response....14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.     )*
                                             ----


                              Tremont Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   894745207
                   -----------------------------------------
                                 (CUSIP Number)

       Jonathan M. Glaser, 1999 Avenue of the Stars, #1950, LA, CA 90026
       -----------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                   10/17/97
           ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 2 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JMG Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 3 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JMG Convertible Investments, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 4 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JMG Capital Management, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 5 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathan M. Glaser

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 6 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON CAPITAL INVESTMENTS, LTD.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 7 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Triton Capital Holdings, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 894745207              SCHEDULE 13D            PAGE 8 OF 20 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pacific Capital Management

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,800
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,800

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this statement relates are Common Stock, par value $1.00 per share (the "Common Stock"), of Tremont Corporation ("TRE"), a Delaware corporation with its principal executive officers at 1999 Broadway, Suite 4300, Denver CO 80202. At [April 30, 1997], TRE had outstanding 6,900,000 shares of Common Stock, according to information provided to the Reporting Persons (as defined below) by TRE on October 20, 1997.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The present principal occupation or employment of each of the Reporting Persons is as follows:

               JMG               Private investment partnership
               JMG Conv.         Private investment partnership
               TRITON            Private investment partnership
               Glaser            Chief Executive Officer, Chief Financial
                                 Officer, and Secretary of Management
                                 and Vice-President of PCM.
               Management        General partner of JMG and JMG Conv.
               PCM               Investment manager of TRITON
               Triton Holding    Holding corporation for TRITON

     (b) This statement is filed by (I) JMG Capital Partners, L.P., a California limited partnership ("JMG"), (II) JMG Convertible Investments, L.P., a California limited partnership ("JMG Conv."), (III) JMG Capital Management, Inc., a California Corporation ("Management"), (IV) Jonathan M. Glaser, an individual ("Glaser"), (V) Triton Capital Investments, Ltd., a British Virgin Islands corporation ("TRITON") (VI) Triton Capital Holding Ltd., a British Virgin Islands corporation ("Triton Holding") and (VII) Pacific Capital Management, Inc., a Delaware corporation ("PCM") (collectively, the "Reporting Persons"). JMG and JMG Conv. are private investment partnerships engaging in the purchase and sale of securities for investment and for their own account. Management is the sole general partner of JMG and JMG Conv. Glaser is the sole stockholder, officer and director of Management. PCM is the investment advisor to TRITON pursuant to an investment management agreement. Glaser owns 50% of the stock of PCM and is an officer and director of PCM. Glaser is in a position to determine the investment and voting decisions made by Management and PCM and, consequently by JMG, JMG Conv. and TRITON. Triton Holding is a holding corporation owning 100% of the capital stock of Triton. Therefore, Glaser is the beneficial owner of the shares acquired by JMG, JMG Conv. and TRITON and the Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act") with respect to the shares acquired by JMG, JMG Conv. and TRITON.

     (c) The business address of each of JMG, JMG Conv., Management, PCM and Glaser is:

                    1999 Avenue of the Stars, Suite 1950
                    Los Angeles, CA 90067

     (d)  The business address of each of TRITON and Triton Holding is:

                    Kaya Flamboyan 9
                    Curacao, Netherland Antilles

     (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the last five years, none of the Reporting Persons has been a party in a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (g)  Glaser is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price (including commissions, if any) for the shares of Common Stock reported on this Schedule 13D as held by the Reporting Persons was Fourteen Million Six Hundred Twenty-Eight Thousand Five Hundred Forty-One Dollars ($14,628,541.00). The shares reported herein as beneficially owned by the Reporting Persons were purchased with working investment capital.

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of Common Stock reported herein were acquired for investment purposes. Depending upon the Reporting Persons' continuing evaluation of Tremont's business and other relevant information, the Reporting Persons may, from time to time, purchase additional shares of Common Stock on the open market or in privately negotiated transactions or otherwise. The Reporting Persons have no present intention of selling any shares of Common Stock but reserve the right to do so, in whole or in part, at any time, in open market transactions, privately negotiated transactions or otherwise. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, JMG Conv. is the direct, beneficial owner of 57,800 shares of Common Stock of Tremont, which constitutes 0.8% of the outstanding shares of Common Stock based upon the number of shares of Common Stock reported in by Tremont on October 20, 1997. JMG is the direct, beneficial owner of 46,200 Shares of Common Stock, which constitutes 0.6% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by Tremont on October 20, 1997. TRITON is the direct, beneficial owner of 251,800 Shares of Common Stock, which constitutes 3.6% of the outstanding shares of Common Stock (based upon the number of shares that were reported to be outstanding by TRE on October 20, 1997. Management does not directly own any Common Stock but, by virtue of its position as the general partner of JMG and JMG Conv., may be deemed to own beneficially the Shares of Common Stock held by JMG and JMG Conv. Glaser does not directly own any shares of Common Stock, but, by virtue of his control over the investment and voting decisions of (i) Management and PCM (and, therefore, JMG, JMG Conv. and TRITON), Glaser may be deemed to own beneficially the Shares of Common Stock held by JMG, JMG Conv. and TRITON. Therefore, Glaser is the indirect beneficial owner of Shares of Common Stock which constitutes 5.15% of the outstanding shares of Common Stock.

     (b) Management and Glaser may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock held by JMG, JMG Conv. and Triton. Triton Holding and PCM may be deemed to share the power to vote or to direct the vote or to dispose or direct the disposition of the shares of Common Stock held by TRITON.

     (c) The following table sets forth the transactions effected by JMG, JMG Conv. and TRITON during the past sixty days. Each of the transactions set forth below reflects a purchase or sale affected by means of an over-the-counter trade. The Price Per Share includes commissions, if any.

 TRADE DATE     BUY/SELL   PRICE PER   NUMBER OF SHARES    ENTITY ENGAGING
                             SHARE     PURCHASED OR SOLD   IN TRANSACTION
---------------------------------------------------------------------------
8/18/97         B            46.5764           1,000.000   JMG

9/19/97         S            55.8750           1,000.000   JMG

9/22/97         S            55.8750           1,000.000   JMG

9/02/97         S            53.6875           1,000.000   JMG Conv.

9/03/97         S            54.1842           1,900.000   JMG Conv.

10/01/86        B            57.8750             500.000   JMG Conv.

                            PRICE PER     NUMBER OF SHARES     ENTITY ENGAGING
TRADE DATE     BUY/SELL       SHARE       PURCHASED OR SOLD    IN TRANSACTION
------------------------------------------------------------------------------
10/14/97        B            55.1250           1,500.000        JMG Conv.

10/15/97        B            55.4375           1,000.000        JMG Conv.

10/16/97        B            55.2500           1,500.000        JMG Conv.

8/18/97         B              46.62           1,700.000        TRITON

8/19/97         B              47.53           1,000.000        TRITON

8/19/97         B              46.73           3,000.000        TRITON

8/20/97         B              49.04             500.000        TRITON

8/20/97         B              48.56           5,200.000        TRITON

8/21/97         B              48.71             100.000        TRITON

8/21/97         B               48.9             100.000        TRITON

8/21/97         B              49.02             500.000        TRITON

8/21/97         B              49.02             500.000        TRITON

8/21/97         B              49.52             500.000        TRITON

8/22/97         B              49.52             200.000        TRITON

822/97          B              49.77             500.000        TRITON

8/22/97         B              50.02             500.000        TRITON

8/22/97         B              50.02           1,100.000        TRITON

8/25/97         B              50.29             200.000        TRITON

8/25/97         B              50.41             200.000        TRITON

8/25/97         B              50.66             200.000        TRITON

8/26/97         B              50.96             200.000        TRITON

8/27/97         B              52.02             100.000        TRITON

8/27/97         B              53.52             100.000        TRITON

8/27/97         B              51.52             500.000        TRITON

8/27/97         B              51.77             500.000        TRITON

                             PRICE PER    NUMBER OF SHARES      ENTITY ENGAGING
TRADE DATE     BUY/SELL        SHARE      PURCHASED OR SOLD     IN TRANSACTION
-------------------------------------------------------------------------------
8/27/97         B              52.14             500.000        TRITON

8/27/97         B              52.39             500.000        TRITON

8/27/97         B              53.27             500.000        TRITON

8/27/97         B              51.27           2,000.000        TRITON

8/27/97         B              52.72           2,000.000        TRITON

9/03/97         S              54.11             700.000        TRITON

9/03/97         S              54.11           1,000.000        TRITON

9/03/97         S              54.11             300.000        TRITON

9/03/97         S              54.11             700.000        TRITON

9/03/97         S              54.11           1,600.000        TRITON

9/03/97         S              54.11             700.000        TRITON

9/05/97         B              53.84             200.000        TRITON

9/08/97         B              54.21             500.000        TRITON

9/08/97         B              54.65             500.000        TRITON

9/10/97         B              54.66             100.000        TRITON

9/11/97         B              54.77             200.000        TRITON

9/19/97         S              55.97           1,000.000        TRITON

9/22/97         S              55.86             300.000        TRITON

9/22/97         S              55.86           4,700.000        TRITON

9/25/97         B              56.71             200.000        TRITON

9/26/97         B              57.65             100.000        TRITON

9/26/97         B              56.90             500.000        TRITON

9/26/97         B              57.15             500.000        TRITON

9/26/97         B              57.90             500.000        TRITON

9/29/97         B              58.54             500.000        TRITON

                           PRICE PER         NUMBER OF SHARES    ENTITY ENGAGING
TRADE DATE     BUY/SELL      SHARE           PURCHASED OR SOLD   IN TRANSACTION
--------------------------------------------------------------------------------
10/01/97        B              57.71             500.000          TRITON

10/01/97        B              57.83             500.000          TRITON

10/01/97        B              58.08             500.000          TRITON

10/03/97        B              57.53             200.000          TRITON

10/03/97        B              57.78             200.000          TRITON

10/03/97        B              57.91             300.000          TRITON

10/08/97        B              57.78             500.000          TRITON

10/08/97        B              57.84             500.000          TRITON

10/16/97        B              55.29           1,000.000          TRITON

10/16/97        B              55.27           2,000.000          TRITON

10/17/97        B              54.27           3,400.000          TRITON

10/17/97        B              54.37           7,500.000          TRITON


     (d) To the best of Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Tremont, which the Reporting Persons may be deemed to own beneficially.

     (e)  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (a)  Joint Acquisition Statement.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1997      JMG Capital Partners, L.P.

                              By:   JMG Capital Management, Inc.
                                    General Partner



                              By:   /s/ Jonathan M. Glaser
                                    _________________________________
                                    Jonathan M. Glaser


                              JMG Convertible Investments, L.P.

                              By:   JMG Capital Management, Inc.
                                    General Partner



                              By:   /s/ Jonathan M. Glaser
                                    _________________________________
                                    Jonathan M. Glaser


                              JMG Capital Management, Inc.



                              By:   /s/ Jonathan M. Glaser
                                    _________________________________
                                    Jonathan M. Glaser
                                    President


                              /s/ Jonathan M. Glaser
                              ______________________________________
                              Jonathan M. Glaser


                             [SIGNATURES CONTINUED]

                              Triton Capital Investments, Ltd.



                              By:   _________________________________
                                    Anthony Stocks
                                    Director

                                    /s/ Kieran Conroy
                              By:   _________________________________
                                    Kieran Conroy
                                    Director

                              Triton Capital Holding, Ltd.



                              By:   _________________________________
                                    Anthony Stocks
                                    Director

                                    /s/ Kieran Conroy
                              By:   _________________________________
                                    Kieran Conroy
                                    Director

                              Pacific Capital Management, Inc.


                                    /s/ Jonathan Glaser
                              By:   _________________________________
                                    Jonathan Glaser
                                    Vice-President

                                 EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION                              PAGE
--------------------------------------------------------------------------------
1.             Joint Acquisition Statement              18